December 1, 2005

VIA FACSIMILE

Ms. Lisa Beth Lentini
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

            Re:       Registration Statement on Form S-3 (File No. 333-128607)
                         PNM Resources, Inc.

Dear Ms. Lentini:

            Pursuant to Rule 461 of the Securities Act of 1933, PNM Resources, Inc. (the "Company") hereby requests that the effective date of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that the Registration Statement may become effective at 10:00 a.m. (EST) on Monday, December 5, 2005, or as soon as practicable thereafter.

            As per your request, the Company hereby acknowledges that:

  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PNM RESOURCES, INC.

By        /s/ T. R. Horn
                T. R. Horn
                Vice President, Corporate Secretary and
                Acting Chief Financial Officer

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